Exhibit 10.2

EVOGENE LTD.

PLACEMENT AGENCY AGREEMENT

 October 30, 2020

Cantor Fitzgerald & Co.
As Placement Agent
499 Park Avenue
New York, New York 10022

Ladies and Gentlemen:

Introductory. Evogene Ltd., a company organized under the laws of the State of Israel (the “Company”), hereby agrees to issue and sell up to an aggregate of $12,000,000 of registered securities of the Company, including, but not limited to, (i) registered shares (the “Shares”) of the Company’s ordinary shares, NIS 0.02 par value (the “Ordinary Shares”) and (ii) pre-funded warrants to purchase Ordinary Shares (the “Warrants,” and the Ordinary Shares underlying the Warrants, the “Warrant Shares” and, together with the Shares, the Warrants and the Warrant Shares, the “Securities”) directly to various investors (each, an “Investor” and, collectively, the “Investors”) through Cantor Fitzgerald & Co. as placement agent (the “Placement Agent”).  The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Offering (as defined below).

The Company hereby confirms its agreement with the Placement Agent as follows:

Section 1.          Agreement to Act as Placement Agent.

(a)          On the basis of the representations, warranties and agreements of the Company herein contained, and subject to all the terms and conditions of this Agreement, the Placement Agent shall be the exclusive Placement Agent in connection with the offering and sale by the Company of the Securities from time to time pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-240249) (the “Registration Statement”), with the terms of such offering (the “Offering”) to be subject to market conditions and negotiations between the Company and the prospective Investors. The Placement Agent will act on a reasonable best efforts basis and the Company agrees and acknowledges that there is no guarantee of the successful placement of the Securities, or any portion thereof, in the prospective Offering. Under no circumstances will the Placement Agent or any of its “Affiliates” (as defined below) be obligated to underwrite or purchase any of the Securities for its own account or otherwise provide any financing. The Placement Agent shall act solely as the Company’s agent and not as principal. The Placement Agent shall have no authority to bind the Company with respect to any prospective offer to purchase any Securities and the Company shall have the sole right to accept offers to purchase the Securities and may reject any such offer, in whole or in part. Subject to the terms and conditions hereof, payment of the purchase price for, and delivery of, the Securities shall be made as set forth in that certain Securities Purchase Agreement, dated as of October 30, 2020, among the Company and the Investors (the “Securities Purchase Agreement”).  The payment of the purchase for, and delivery of, the Securities, as defined in the Securities Purchase Agreement, is referred to as the “Closing” and the date on which the Closing occurs is referred to herein as a “Closing Date.” As compensation for services rendered, on the Closing Date, the Company shall pay to the Placement Agent the fees and expenses set forth in Section 3 of that certain letter agreement, dated October 8, 2020, and as amended on October 30, 2020 (the “Engagement Letter”), by and between the Company and the Placement Agent; provided however, notwithstanding anything to the contrary in the Engagement Letter, the Placement Agent shall be entitled all fees and payments in connection with an investment and purchases of Securities by Ark Investment Management and/or Alpha Capital Anstalt, and any of their respective affiliates.

(b)          The term of the exclusive engagement of the Placement Agent will be until the earlier of (i) twelve months from the date hereof or (ii) completion of the Offering (the “Exclusive Term”); provided, however, that a party hereto may terminate the engagement with respect to itself at any time upon 10 days written notice to the other parties. Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification and contribution contained herein and the Company’s obligations contained in the indemnification provisions will survive any expiration or termination of this Agreement, and the Company’s obligation to pay fees actually earned and payable and to reimburse expenses actually incurred and reimbursable pursuant to Section 1 hereof and which are permitted to be reimbursed under FINRA Rule 5110, will survive any expiration or termination of this Agreement. Nothing in this Agreement shall be construed to limit the ability of the Placement Agent or its  Affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with Persons (as defined below) other than the Company. As used herein (i) “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind and (ii) “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).

Section 2.          Representations, Warranties and Covenants of the Company.

The Company hereby represents, warrants and covenants to the Placement Agent, as of the date of this Agreement, as of the Closing Date, as follows:

(a)          Securities Law Filings. The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) a shelf registration statement on Form F-3 (File No. 333-240249), including a base prospectus (the “Base Prospectus”) to be used in connection with the offering and sale of the Securities.  Such registration statement, as amended, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), including all documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act, is called the “Registration Statement.” Following the determination of pricing among the Company and the Investors, the Company will file with the Commission pursuant to Rule 424(b) under the Securities Act, a prospectus supplement to the Base Prospectus relating to the terms of the Offering and of the Securities and the plan of distribution thereof (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) and will advise the Placement Agent of all further information (financial and other) with respect to the Company required to be set forth therein. References herein to the Prospectus shall refer to both the Prospectus Supplement and the Base Prospectus components of such prospectus.  Any reference in this Agreement to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the documents incorporated by reference therein (the “Incorporated Documents”), if any, which were filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at any given time, as the case may be; and any reference in this Agreement to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information that is “contained,” “included,” “described,” “referenced,” “set forth” or “stated” in the Registration Statement, the Base Prospectus or the Prospectus Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is or is deemed to be incorporated by reference in the Registration Statement, the Base Prospectus or the Prospectus Supplement, as the case may be.

(b)          Compliance with Registration Requirements. The Registration Statement has become effective under the Securities Act. The Company has complied, to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission.  At the time the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) was filed with the Commission, or, if later, at the time the Registration Statement was originally filed with the Commission, the Company met the then-applicable requirements for use of Form F-3 under the Securities Act.

(c)          Assurances. The Registration Statement, as amended, (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the Securities Act.  Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the Securities Act and the Exchange Act and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  The Base Prospectus, and the Prospectus Supplement, each as of its respective date, comply or will comply in all material respects with the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Each of the Base Prospectus and the Prospectus Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Incorporated Documents, if any, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and none of such documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to Incorporated Documents incorporated by reference in the Base Prospectus or Prospectus Supplement), in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Base Prospectus or Prospectus Supplement, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations promulgated thereunder, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Base Prospectus, or Prospectus Supplement, or to be filed as exhibits or schedules to the Registration Statement, that have not been described or filed as required. The Company is eligible to use free writing prospectuses in connection with the Offering pursuant to Rules 164 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. The Company will not, without the prior consent of the Placement Agent, prepare, use or refer to, any free writing prospectus, other than any free writing prospectus listed on Schedule A hereto.

(d)          Offering Materials. The Company has delivered, or will as promptly as practicable deliver, to the Placement Agent complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Base Prospectus, and the Prospectus Supplement, as amended or supplemented, in such quantities and at such places as the Placement Agent reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the Securities other than the Base Prospectus, the Prospectus Supplement, the Registration Statement, copies of the Incorporated Documents and any other materials permitted by the Securities Act.

(e)          Representations and Warranties Incorporated by Reference. Each of the representations and warranties (together with any related disclosure schedules thereto) made pursuant to the Securities Purchase Agreement is hereby incorporated herein by reference (as though fully restated herein) and is hereby made to, and in favor of, the Placement Agent.

Section 3.          Delivery and Payment. Each Closing shall occur at the offices of the Placement Agent (or at such other place as shall be agreed upon by the Placement Agent and the Company). Subject to the terms and conditions hereof and the Securities Purchase Agreement, at each Closing payment of the purchase price for the Securities sold on such Closing Date shall be made by Federal Funds wire transfer to the account of the Company, against delivery of such Securities, and such Securities shall be registered in such name or names and shall be in such denominations, as the Placement Agent may request at least one business day before such Closing Date.  Deliveries of the documents with respect to the purchase of the Securities, including the Securities Purchase Agreement, shall be made at the offices of the Placement Agent (or at such other place as shall be agreed upon by the Placement Agent and the Company). All actions taken at a Closing shall be deemed to have occurred simultaneously.

Section 4.          Covenants and Agreements of the Company.

The Company further covenants and agrees with the Placement Agent as follows:

(a)          Registration Statement Matters. The Company will advise the Placement Agent promptly after it receives notice thereof of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to any Prospectus Supplement or any amended Prospectus Supplement has been filed and will furnish each Placement Agent with copies thereof. The Company will comply with the Companies Law 5759-1999 and the Israeli Securities Law 5728-1968 and the rules and regulations promulgated thereunder including any rules promulgated by the Tel Aviv Stock Exchange (respectively, “TASE” and “Securities Law”).  The Company will, during the period when a prospectus relating to the Securities is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the Israeli Securities Authority and TASE, the Commission and the Nasdaq Stock Market (the “Nasdaq”) all reports and documents required to be filed under the Securities Law and the Exchange Act, as applicable. The Company will advise the Placement Agent, promptly after it receives notice thereof (i) of any request by the Commission to amend the Registration Statement or to amend or supplement any Prospectus Supplement or for additional information, (ii) of the issuance by the Commission, the Israeli Securities Authority or TASE of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any order directed at any Incorporated Document, if any, or any amendment or supplement thereto or any order preventing or suspending the use of the Base Prospectus or any Prospectus Supplement or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the institution or threatened institution of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or a Prospectus Supplement or for additional information and (iii) the receipt of any comments of, or requests for additional or supplemental information from, the Commission or the Israeli Securities Authority or TASE. The Company shall use its best efforts to prevent the issuance of any such stop order or prevention or suspension of such use. If the Commission (or the Israeli Securities Authority or TASE) shall enter any such stop order or order or notice of prevention or suspension at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment, or will file a new registration statement and use its best efforts to have such new registration statement declared effective as soon as practicable. Additionally, the Company agrees that it shall comply with the provisions of Rules 424(b), 430B and 430C, as applicable, under the Securities Act, including with respect to the timely filing of documents thereunder, and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) are received in a timely manner by the Commission.

(b)          Blue Sky Compliance. The Company will cooperate with the Placement Agent and the Investors in endeavoring to qualify the Securities for sale under the securities laws of such jurisdictions (United States and foreign) as the Placement Agent and the Investors may reasonably request and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose; provided, however that the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent, and provided further that the Company shall not be required to produce any new disclosure document other than a Prospectus Supplement..

(c)          Amendments and Supplements to a Prospectus Supplement and Other Matters. The Company will comply with the Securities Act and the Exchange Act, and the rules and regulations of the Commission thereunder and the Israeli Securities Law, so as to permit the completion of the distribution of the Securities as contemplated in this Agreement, the Securities Purchase Agreement and any Prospectus Supplement. If during the period in which a prospectus is required by law to be delivered in connection with the distribution of Securities contemplated by any Prospectus Supplement (the “Prospectus Delivery Period”), any event shall occur as a result of which, in the judgment of the Company or in the opinion of the Placement Agent, it becomes necessary to amend or supplement any Prospectus Supplement in order to make the statements therein, in the light of the circumstances under which they were made, as the case may be, not misleading, or if it is necessary at any time to amend or supplement any Prospectus Supplement or to file under the Exchange Act any Incorporated Document to comply with any law, the Company will promptly prepare and file with the Commission (or the Israeli Securities Authority or TASE), and furnish at its own expense to the Placement Agent and to dealers, an appropriate amendment to the Registration Statement or supplement to the Registration Statement or any Prospectus Supplement that is necessary in order to make the statements in any Prospectus Supplement as so amended or supplemented, in the light of the circumstances under which they were made, as the case may be, not misleading, or so that the Registration Statement or any Prospectus Supplement, as so amended or supplemented, will comply with law. Before amending the Registration Statement or any Prospectus Supplement in connection with the Offering, the Company will furnish the Placement Agent with a copy of such proposed amendment or supplement and will not file any such amendment or supplement to which the Placement Agent reasonably objects.

(d)          Copies of any Amendments and Supplements to a Prospectus Supplement. The Company will furnish the Placement Agent, without charge, during the period beginning on the date hereof and ending on the Closing Date of the Offering, as many copies of the Incorporated Documents and any Prospectus Supplement and any amendments and supplements thereto (including any Incorporated Documents, if any) as the Placement Agent may reasonably request.

(e)          Free Writing Prospectus. Except as listed on Schedule A hereto, the Company covenants that it will not, unless it obtains the prior written consent of the Placement Agent, make any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 of the Securities Act) required to be filed by the Company with the Commission or retained by the Company under Rule 433 of the Securities Act. In the event that the Placement Agent expressly consents in writing to any such free writing prospectus (a “Permitted Free Writing Prospectus”), the Company covenants that it shall (i) treat each Permitted Free Writing Prospectus as a “free writing prospectus”, and (ii) comply with the requirements of Rule 164 and 433 of the Securities Act applicable to such Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(f)          Transfer Agent. The Company will maintain, at its expense, a registrar and transfer agent for the Ordinary Shares.

(g)          Earnings Statement. As soon as practicable and in accordance with applicable requirements under the Securities Act, but in any event not later than 18 months after the last Closing Date, the Company will make generally available to its security holders and to the Placement Agent an earnings statement, covering a period of at least 12 consecutive months beginning after the last Closing Date, that satisfies the provisions of Section 11(a) and Rule 158 under the Securities Act.

(h)          Periodic Reporting Obligations. During the Prospectus Delivery Period, the Company will duly file, on a timely basis, with the Commission and Nasdaq all reports and documents required to be filed under the Exchange Act within the time periods and in the manner required by the Exchange Act.

(i)          Additional Documents. The Company will enter into the Securities Purchase Agreement with the Investors, and, in addition, any subscription, purchase or other customary agreements as the Placement Agent or the Investors deem necessary or appropriate to consummate the Offering, all of which will be in form and substance reasonably acceptable to the parties thereto. The Company agrees that the Placement Agent may rely upon, and is a third party beneficiary of, the representations and warranties, and applicable covenants, set forth in any such purchase, subscription or other agreement with Investors in the Offering, including, without limitation, the Securities Purchase Agreement.

(j)          No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

(k)          Acknowledgment. The Company acknowledges that any advice given by the Placement Agent to the Company is solely for the benefit and use of the board of directors of the Company and may not be used, reproduced, disseminated, quoted or referred to, without the prior written consent of the Placement Agent.

Section 5.          Conditions of the Obligations of the Placement Agent. The obligations of the Placement Agent hereunder shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 2 hereof as of the date hereof and as of the Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations hereunder, and to each of the following additional conditions:

(a)          Reserved

(b)          Compliance with Registration Requirements; No Stop Order; No Objection from FINRA.  For a period from and after the date of this Agreement and through and including Closing Date:

(i)          The Company shall have filed the Prospectus with the Commission and the Israeli Securities Authority and TASE (including the information previously omitted from the Registration Statement pursuant to Rule 430B under the Securities Act) in the manner and within the time period required by Rule 424(b) under the Securities Act and the Israeli Securities Authority and TASE; or the Company shall have filed a post-effective amendment to the Registration Statement containing the information previously omitted from the Registration Statement pursuant to Rule 430B, and such post-effective amendment shall have become effective.

(ii)          No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment to the Registration Statement shall be in effect, and no proceedings for such purpose shall have been instituted or threatened by the Commission or and the Israeli Securities Authority or TASE.

(iii)          FINRA shall have raised no objection to the fairness and reasonableness of the placement terms and arrangements.

(c)          No Material Adverse Change. For the period from and after the date of this Agreement and through and including the Closing Date, in the judgment of the Placement Agent there shall not have occurred any Material Adverse Change.

(d)          Opinion of U.S. Counsel for the Company. On the Closing Date, the Placement Agent shall have received the opinion and negative assurance letter of Sullivan & Worcester LLP, U.S. counsel for the Company, dated as of such date, in form and substance satisfactory to the Placement Agent.

(e)          Opinion of Israeli Counsel for the Company. On the Closing Date, the Placement Agent shall have received the opinion and negative assurance letter of Meitar Law Offices, Israeli counsel for the Company, dated as of such date, in form and substance satisfactory to the Placement Agent.

(f)          Opinion of Intellectual Property Counsel. On the Closing Date, the Placement Agent shall have received the opinion of Reinhold Cohen IP Group, counsel for the Company with respect to intellectual property matters, dated as of such date, in form and substance satisfactory to the Placement Agent.

(g)          Opinion of Counsel for the Placement Agent. On the Closing Date, the Placement Agent shall have received the opinion and negative assurance letter of Goodwin Procter LLP, counsel for the Placement Agent in connection with the offer and sale of the Securities, in form and substance satisfactory to the Placement Agent, dated as of such date.

(h)          Officers’ Certificate. On Closing Date, the Placement Agent shall have received a certificate executed by the Chief Executive Officer or President of the Company and the Chief Financial Officer of the Company, dated as of such date, to the effect set forth in Section 5(b)(ii) and further to the effect that:

(i)          for the period from and including the date of this Agreement through and including such date, there has not occurred any Material Adverse Change (as defined in the Securities Purchase Agreement);

(ii)         the representations and warranties of the Company set forth in Section 2 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such date; and

(iii)        the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such date.

(i)          Chief Financial Officer’s Certificate. On Closing Date, if requested, the Placement Agent shall have received a certificate executed by the Chief Financial Officer of the Company, dated as of such date, in the form and substance satisfactory to the Placement Agent, dated as of such date.

(j)          Bring-down Comfort Letter. On the Closing Date, the Placement Agent shall have received from Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants for the Company, a letter dated the Closing Date addressed to the Placement Agent, in form and substance satisfactory to the Placement Agent, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to Placement Agent, delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, the Prospectus, and each free writing prospectus, if any.

(k)          Nasdaq. The Company shall have submitted a listing of additional shares notification form to Nasdaq with respect to the Securities and shall have received no objection thereto from Nasdaq.

(l)          Additional Documents. On or before the Closing Date, the Placement Agent and counsel for the Placement Agent shall have received such information, documents and opinions as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Securities as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be satisfactory in form and substance to the Placement Agent and counsel for the Placement Agent.

If any condition specified in this Section 5 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Placement Agent by notice from the Placement Agent to the Company at any time on or prior to the Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 6 (Payment of Expenses), Section 7 (Indemnification and Contribution) and Section 8 (Representations and Indemnities to Survive Delivery) shall at all times be effective and shall survive such termination.

Section 6.          Payment of Expenses. The Company agrees to pay all costs, fees and expenses as set forth in Section 5 of the Engagement Letter.

Section 7.          Indemnification and Contribution; Additional Provisions. The Company agrees to indemnify the Placement Agent in accordance with the Indemnification Provisions of the Engagement Letter, which is incorporated by reference herein and made a part hereof.  Annex A of the Engagement Letter, entitled “Additional Provisions” is expressly incorporated herein.

Section 8.          Representations and Indemnities to Survive Delivery. The respective indemnities, agreements, representations, warranties and other statements of the Company or any person controlling the Company, of its officers, and of the Placement Agent set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Placement Agent, the Company, or any of its or their partners, officers or directors or any controlling person, as the case may be, and will survive delivery of and payment for the Securities to be sold in the proposed Offering and any termination of this Agreement. A successor to a Placement Agent, or to the Company, its directors or officers or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Agreement.

Section 9.          Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the Placement Agent:	Cantor Fitzgerald & Co. 499 Park Avenue New York, NY 10022

with a copy to:	Goodwin Procter LLP 620 8th Avenue New York, New York 10018 Facsimile: (212) 355-3333 Attention: Seo Salimi, Esq.

If to the Company:	Evogene Ltd. 13 Gad Feinstein Street, Park Rehovot, Rehovot P.O.B 4173, Ness Ziona, 7414002, Israel Attention: Ofer Haviv

with a copy to:	Meitar Law Offices
16 Abba Hillel Silver Rd.
Ramat Gan 5250608 Israel
Attention: Mike Rimon, Adv.; Dr. Shachar Hadar, Adv.

Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Attention: Oded Har-Even

Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 10.          Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Placement Agent, and to the benefit of the affiliates, directors, officers, employees, agents and controlling persons referred to in Section 7 hereof, and in each case their respective successors, and personal representatives, and no other person will have any right or obligation hereunder.

Section 11.          Partial Unenforceability. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 12.          Governing Law Provisions. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

Section 13.          General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification and contribution provisions of Section 7, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Section 7 hereof fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, each free writing prospectus and the Prospectus (and any amendments and supplements to the foregoing), as contemplated by the Securities Act and the Exchange Act.

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If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,
EVOGENE LTD.
By:	/S/ Ofer Haviv
	Name:	Ofer Haviv
	Title:	Chief Executive Officer

The foregoing Placement Agency Agreement is hereby confirmed and accepted by the Placement Agent in New York, New York as of the date first above written.

CANTOR FITZGERALD & CO.

By:	/S/ Sage Kelly
Name: Sage Kelly
Title: Global Head of Investment Banking

Schedule A

Free Writing Prospectuses

 [None]